Exhibit 99.1

Obsidian Energy Announces Year-End 2018 Financial and Operational Results; Divests Non-Core Asset;

Proposes 7:1 Common Share Consolidation; and Announces David French to Step Down as President

and CEO

CALGARY, March 7, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce its year-end 2018 financial and operational results. All figures are in Canadian dollars unless otherwise stated. Obsidian Energy’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) as at and for the year-ended December 31, 2018 can be found on our website at www.obsidianenergy.com. The documents will also be filed on SEDAR and EDGAR in due course.

“Obsidian Energy implemented a manufacturing drilling model in the Cardium in the second half of 2018 that delivered significant cost efficiencies and demonstrable year-end reserve growth,” commented David French, President and CEO. “And while the widening differentials weighed on financial results for the quarter, as it did across the industry, the success of our efforts in the Cardium have set the foundation for 2019 and beyond.”

“We entered 2019 with a clear focus on prioritizing primary, short cycle, light oil Cardium development. Given the depth of our inventory and our disciplined approach to managing our non Cardium portfolio, we have the scale and flexibility for significant growth as oil prices strengthen. Because of the Alberta Government Curtailment Rules, the first half of 2019 is dedicated to ensuring the highest netback barrels are produced within our allocation. We intend to spend within funds flow from operations and maintain a portfolio of drill ready locations. We look forward to building upon the successes in the Cardium and are excited for the future it represents.”

“Having made further progress on reshaping our legacy portfolio and demonstrated the value of our approach to the Cardium, I feel now is the appropriate time to transition the Company to new leadership,” added Mr. French. “It has been a privilege to work with the Board and Obsidian Energy’s dedicated staff during the Company’s pivot to new growth. I have great confidence in the team and the Company’s future.” Mr. French will step down from the Company on March 29, 2019. Michael J. Faust has been named interim President and CEO, effective March 18, 2019.

“We would like to thank Dave for his positive contributions. He led the Company through its strategic transition towards the Cardium and materially reduced the costs of the legacy portfolio, which helps position the Company for success,” said Gord Ritchie, Chair of the Board. “We appreciate Dave’s efforts and wish him well in the future.”

“I would like to express my gratitude and appreciation to the staff and Board at Obsidian Energy for everyone’s efforts during my time as President and CEO,” said Mr. French. “I wish Mike every success in his new role as he guides the Company towards its refocused strategy.”

Please see accompanying press release for additional information.

Leading Drilling Results

The Company drilled 20 gross operated Cardium producing wells throughout the year, with 10 of the 14 second half 2018 (“H218”) program wells being brought online before the end of the year. These H218 wells have achieved high initial production rates, with high liquids weighting, that are meeting our initial expectations while costs are below budget. The Company has successfully yielded IP30 rates between 328 and 860 boe per day and capital efficiencies of approximately $18,500 per boe which remain competitive across the Western Canadian sedimentary basin. The strong results of the H218 Cardium drilling program emphasizes the potential of the Willesden Green asset which will be the main pillar of the Company during 2019.

In addition to the Cardium program, the Company successfully drilled eight gross wells in the Peace River Oil Partnership (“PROP”) area, four of which were brought on production in the first half of 2018. These four wells have reached some of the highest rates ever achieved in the area. Due to improved Western Canadian Select differentials in early 2019, the Company has decided to bring the remaining four wells on production. The Company also continued its delineation of the Deep Basin play and successfully drilled two development wells in 2018.

Achieved 2018 Production and Capital Guidance

Full year 2018 production was 28,953 boe per day, on the high end of our revised guidance range of 28,500 – 29,000 boe per day, despite spending $13 million less than our estimated full year revised capital guidance of $190 million. In the fourth quarter of 2018, the Company achieved production of 29,905 boe per day, which represents eight percent production growth over the third quarter of 2018. Our 2018 optimization program continued to maintain our shallow base decline and solid execution of our second half development program led to the strong performance in the quarter.

Full year 2018 capital expenditures were $168 million plus $9 million of decommissioning expenditures. This is well below our guidance, demonstrating our ability to manage capital in a difficult pricing environment. Total capital included 36 gross operated wells and the completion of Alberta Energy Regulator’s (“AER”) Directive 84 to build a gas gathering plant and associated infrastructure for Hydrocarbon Emission Controls and Gas Conservation in the Peace River area. Fourth quarter capital expenditures were $41 million, which included drilling 10 Willesden Green Cardium wells and one PROP well.

Lowest Quarterly Cost Structure Realized in More Than 10 years

Fourth quarter 2018 operating expenses were $33 million or $11.82 per boe and general and administrative costs were $5 million or $1.95 per boe. The reduction was due to increasing Cardium volumes and successful cost saving initiatives in the quarter. This represents the best operating and general and administrative costs per boe realized by the Company in more than 10 years.

Full year operating expenses were $147 million or $13.89 per boe, a decrease of $29 million versus full year 2017, comfortably within our revised guidance range of $13.75 – $14.00 per boe. Full year general and administrative costs were $24 million or $2.24 per boe. This represents a decrease of $7 million versus full year 2017 and is at the mid-point of our guidance range of $2.00 – $2.50 per boe.

The Company will continue to focus on additional cost saving initiatives in 2019.

Second Half Optionality Remains to Enhance 2020 Outlook

Given the volatility of Alberta commodity prices, the Company has maintained the operational flexibility to adjust our second half 2019 capital program. Obsidian Energy has a large inventory of highly economic, drill ready locations and plenty of infrastructure head room to facilitate growth. We will continue to be prudent with respect to balance sheet management, targeting balanced capital spending to Funds Flow from Operations (“FFO”). As next quarter’s pricing plays out and we obtain further certainty on our full year cash flow profile, we will fine tune our capital program for the second half of the year.

Decreasing Decommissioning Liabilities with Cost Reductions

Obsidian Energy has been actively managing our ongoing liability for many years by approaching well, pipeline, and facility abandonments on a systematic basis. In 2018, the Company elected to participate in the AER’s Area Based Closure Program (“ABC”) and began the shut-in of our marginal Legacy portfolio. Obsidian Energy was able to shut-in a significant portion of its Legacy properties at minimal cost to the Company which will result in a reduction in our Legacy operating costs by an additional $4 million in 2019. Additionally, due to this activity we were able to reduce our overall Decommissioning Liability by approximately $24 million on a discounted basis versus the third quarter of 2018 due in part to these successful initiatives. We plan to continue this momentum into 2019 and target to reduce the average cost of abandoning wells by approximately 30 percent.

Financial and Operating Highlights

	Three months ended December 31			Year ended December 31
	2018	2017	% change	2018	2017	% change
Financial (millions, except per share amounts)
Funds Flow from Operations (1)	$(2)	$52	>(100)	$92	$192	(52)
Basic per share (1)	—	0.10	(100)	0.18	0.38	(53)
Diluted per share (1)	—	0.10	(100)	0.18	0.38	(53)
Net loss	(113)	(58)	(95)	(305)	(84)	>(100)
Basic per share	(0.22)	(0.12)	(83)	(0.60)	(0.17)	>(100)
Diluted per share	(0.22)	(0.12)	(83)	(0.60)	(0.17)	>(100)
Capital expenditures (2)	41	37	11	168	141	19
Net Debt (1)	$497	$383	30	$497	$383	30
Operations
Daily production
Light oil and NGL (bbls/d)	14,217	14,288	—	13,752	14,236	(3)
Heavy oil (bbls/d)	4,784	5,247	(9)	4,885	5,387	(9)
Natural gas (mmcf/d)	65	71	(8)	62	73	(15)

Total production (boe/d) (3)	29,905	31,447	(5)	28,953	31,723	(9)

Average sales price
Light oil and NGL (per bbl)	$35.35	$62.70	(44)	$61.85	$56.84	9
Heavy oil (per bbl)	7.70	38.12	(80)	33.07	33.27	(1)
Natural gas (per mcf)	$2.46	$2.51	(2)	$2.21	2.81	(21)
Netback per boe (3)
Sales price	$23.42	$40.55	(42)	$39.45	$37.58	5
Risk management gain	(3.84)	—	>(100)	(6.10)	2.02	>(100)

Net sales price	19.58	40.55	(52)	33.35	39.60	(16)
Royalties	(2.33)	(2.64)	(12)	(3.40)	(2.57)	32
Operating expenses (4)(5)	(11.82)	(14.40)	(18)	(13.89)	(15.18)	(8)
Transportation	(3.45)	(2.41)	43	(3.39)	(2.48)	37

Netback (1)	$1.98	$21.10	(91)	$12.67	$19.37	(35)

(1)

The terms “funds flow from operations” and their applicable per share amounts, “netback”, and “net debt” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.

(2)	Includes the benefit of capital carried by partners in 2017.
(3)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(4)	Includes the benefit of processing fees totaling $11 million for 2018 (2017 – $13 million).
(5)

Operating costs per boe is presented excluding the impact of carried operating expenses in 2017. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. For 2017, the benefit of carried operating expenses from the Company’s partner under the PROP was $21 million ($1.78 per boe).

•	FFO for the fourth quarter was negative $2 million, reflecting weaker realized pricing due to volatile crude oil differentials in the fourth quarter. Full year FFO was $92 million.

•

Average liquids sales prices in the fourth quarter were $28.39 per boe and average natural gas sales prices were $2.46 per mcf. Lower realized liquids pricing was a direct result of lower WTI and historically wide Canadian differentials in the fourth quarter.

•

Fourth quarter operating costs were $11.82 per boe. Operating costs per boe were significantly lower than the third quarter as a result of cost saving initiatives in the quarter and added Cardium volumes.

•

Invested $41 million of capital expenditures across our key development areas and $4 million of decommissioning expenditures in the fourth quarter. Full year capital and decommissioning expenditures were $168 million and $9 million, respectively.

•	Total Net Debt was $497 million at December 31, 2018 including $337 million drawn on our syndicated credit facility and $82 million of Senior Notes.

	Select Metrics – Three Months Ended December 31, 2018
Area	Production	Liquids Weighting	Operating Cost	Netback
Cardium	19,466 boe/d	66%	$11/boe	$11/boe
Deep Basin	1,929 boe/d	20%	$3/boe	$12/boe
Alberta Viking	1,430 boe/d	46%	$16/boe	$5/boe
Peace River	5,245 boe/d	88%	$10/boe	$(9)/boe

Key Development Areas	28,070 boe/d	66%	$11/boe	$7/boe
Legacy Areas	1,835 boe/d	27%	$28/boe	$(13)/boe

Key Development & Legacy Areas	29,905 boe/d	64%	$12/boe	$6/boe

The table below provides a summary of our operated activity in the fourth quarter.

	Number of Wells Q4 2018
	Drilled		Completed		On stream
	Gross	Net	Gross	Net	Gross	Net
Cardium
Producer	10	10.0	10	10.0	10	10.0
Injector	0	0.0	0	0.0	0	0.0
Deep Basin	0	0.0	0	0.0	0	0.0
Alberta Viking	0	0.0	0	0.0	0	0.0
Peace River	1	0.6	2	1.1	2	1.1

Total	11	10.6	12	11.1	12	11.1

Updated Hedging and Marketing Position

Currently, the Company has the following crude oil hedges in place:

	Q1 2019	Q2 2019
WTI $USD	$50.02	$56.53
bbl/day	3,000	2,000
WTI $CAD	$67.88	$68.58
bbl/day	6,000	4,000

Total bbl/day	9,000	6,000

In late 2018, the decrease in crude oil prices allowed the Company to restructure part of its existing hedge book by removing a 1,000 barrel per day WTI swap in the third quarter of 2019 for proceeds of $0.5 million.

In the first quarter of 2019, the Company has foreign exchange contracts at an average of 1.300 on notional US$2 million per month. Currently, the Company has no natural gas hedges in place.

In late December, the Company also monetized the physical delivery contract for 15 mmcf per day to Northern Border Ventura for US$10.5 million or CAD$14 million. The decision to monetize the contract was due to an expansion in the forward curve spread between AECO and Northern Border Ventura gas pricing.

2019 Guidance Summary

Our total 2019 guidance remains unchanged.

Production and Cost Guidance:

Metric	2019 Guidance Range
Production	26,750 to 27,750 boe per day
Capital Expenditures including Decommissioning Expenditures	$120 million
Production Growth Rate (1)	Flat
Operating Costs	$14.00 - $14.50 per boe
General & Administrative	$2.00 - $2.50 per boe

(1)	Relative to full year 2018 production adjusted of 26,900 boe per day for shut in volumes and Carrot Creek Disposition

Carrot Creek Disposition

In the first quarter of 2019, the Company signed a purchase and sale agreement to sell the associated production and mineral rights below the Cardium formation from its Carrot Creek property for $12.5 million. Production from the asset is estimated to be approximately 460 boe per day (72% gas weighted) in 2019. This divestiture is consistent with the Company’s focus on the Cardium formation, to which it retains the rights. The proceeds of this transaction will be used to pay down our syndicated credit facility. Transaction metrics are outlined below.

Transaction Metrics
Transaction Value	$12.5 million
Production (1)	460 boe/d (72% gas)
Implied Production Multiple	$27,000/boe
Net Operating Income (NOI) (2)	$2.1 million
Implied NOI Multiple	6.0x

(1)	Production numbers are based on estimated full year 2019 volumes
(2)	NOI is estimated using strip pricing for full year 2019 as of March 1, 2019

Covenant Amendment

In March 2019, the Company reached an agreement with the holders of our senior notes to amend our Senior and Total Debt to Adjusted EBITDA covenants for 2019. The amendment provides flexibility to execute the 2019 program within covenant levels.

The Senior Debt and Total Debt to Adjusted EBITDA covenants will be set at a maximum of 4.25:1 for 2019. The Adjusted EBITDA calculation will be based on a rolling EBITDA basis, resetting on January 1, 2019. As part of the agreement, the Company agreed to pay an additional 50 bps if the covenant is less than or equal to 3.00:1, 100 bps if the covenant is greater than 3.00:1 and less than or equal to 4.00:1 and 150 bps if the covenant is greater than 4.00:1 and less than or equal to 4.25:1.

On January 1, 2020, the covenants will revert to the maximum ratios required prior to entering into the amending agreements (Senior Debt to Adjusted EBITDA - 3:1, Total debt to Adjusted EBITDA - 4:1).

Proposed Share Consolidation

The Board of Directors (“Board”) has unanimously concluded that a proposal of a share consolidation of Obsidian Energy’s common shares is in the best interest of the Company and its shareholders. The share consolidation will reduce the outstanding equity float to a level more in line with the Company’s peers and eliminate uncertainty regarding the Company’s plan to maintain its New York Stock Exchange (“NYSE”) listing. The proposed consolidation ratio will likely ensure continued compliance with the NYSE’s minimum share price listing requirement and reduced transaction costs for lot trading.

Stephen Loukas, a member of the Obsidian Energy Board and a Partner in one of the Company’s largest shareholders, stated “After thorough analysis and consideration, the Board has concluded that there is value in maintaining the Company’s listing on the NYSE, particularly in light of the significant ownership in Obsidian Energy’s shares by U.S. based investors. We believe maintaining the U.S. listing supports the Board’s goal of closing the gap between the Company’s current trading price and intrinsic value.”

Shareholders will be asked to pass a special resolution that will authorize the Board of Directors to direct the Company to amend our articles, in order to consolidate the Company’s issued common shares into a lesser number of issued common shares on the basis of seven (7) old common shares for one (1) new common share. The Board of Directors will retain the discretion to revoke the share consolidation resolution and elect not to proceed with the filing of the articles of amendment and the implementation of the share consolidation.

A share consolidation will be subject to approval of the Toronto Stock Exchange and the NYSE. Further information regarding the potential share consolidation and timing of the Annual and General Meeting will be included in the Company’s Management Information Circular to be disseminated later this spring. The Company’s shares will continue to trade on the NYSE during this time and until after the consolidation proposal has been addressed at the Annual General Meeting.

Year-End 2018 Financial Results Conference Call Details

A conference call will be held to discuss the results at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) on March 7, 2019.

This call will be broadcast live on the Internet and may be accessed directly at the following URL:

https://event.on24.com/wcc/r/1950371/3519F2A1554A7061A1AF05ADB846B41C

Alternatively, to listen to the conference call, please call 403-451-9838 or 1-888-231-8191 (toll-free).

A questions and answer session will be held following Managements’ remarks for analysts and institutional investors.

A digital recording will be available for replay two hours after the call’s completion, and will remain available until March 21, 2019, 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 4193633, followed by the pound (#) key.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, net debt and Adjusted EBITDA, included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of funds flow from operations to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Calculation of Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts)	2018	2017
Cash flow from operating activities	$99	$125
Change in non-cash working capital	(68)	(5)
Decommissioning expenditures	9	16
Office lease settlements	13	16
Settlements of normal course foreign exchange contracts	3	(8)
Realized foreign exchange loss – debt maturities	8	6
Realized foreign exchange loss – hedging repayment (1)	18	—
Restructuring charges (2)	8	10
Other expenses (3)	16	11
Monetization of transportation contract (4)	(14)	—
Carried operating expenses (5)	—	21

Funds flow from operations	$92	$192

Per share – funds flow from operations
Basic per share	$0.18	$0.38
Diluted per share	$0.18	$0.38

(1)	During the third quarter of 2018, the Company’s outstanding GBP cross currency swap matured resulting in an $18 million realized loss.
(2)	In 2018, excludes the non-cash portion of restructuring totaling $8 million, on payments due in 2019 and 2020.
(3)

In 2018, includes legal fees related to ongoing claims against former Penn West Petroleum (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results. In 2017, the Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission (“SEC”) for US$8.5 million (CAD$11 million) during the fourth quarter.

(4)	In the fourth quarter of 2018, the Company monetized a physical delivery contract on 15 mmcf of natural gas per day to Northern Border Ventura for US$10.5 million (CAD$14 million)
(5)	The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the 2019 guidance for production, capital expenditure including decommissioning expenditures, production growth grate, operating and general and administrative cost ranges; that the MD&A and audited financial statements will be filed on our website, SEDAR and EDGAR in due course; that the success of our effects in the Cardium have set the foundation for 2019 and beyond; that we have the scale and flexibility for significant growth as oil prices strengthen; that due to the Alberta Government Curtailment Rules, the first half of 2019 is dedicated to ensuring the highest netback barrels are produced within our allocation; that we intend to spend within FFO and maintain a portfolio of drill ready locations; that the Willesden Green asset will be the main pillar of the Company during 2019; our intentions regarding development and bringing certain wells online; that the Company will continue to focus on additional further cost saving initiatives in 2019; that we have operational flexibility to adjust our second half 2019 capital program; that we will continue to be prudent with respect to balance sheet management, targeting balanced capital spending to FFO; that we will fine turn our capital program for the second half of the year; our expected capital saving through taking part in ABC; that we will target to reduce the average cost of abandoning wells by approximately 30 percent; the use of proceeds for the Carrot Creek disposition; that the amendment provides flexibility to execute the 2019 program within covenant levels; what we expect the covenants to revert to on January 1, 2020; that the share consolidation will reduce the outstanding equity float to a level more in line with the Company’s peers and eliminate uncertainty regarding the Company’s plan to maintain its NYSE listing; that the proposed consolidation ratio will likely ensure continued compliance with the NYSE’s minimum share price listing requirement and reduced transaction costs for lot trading; that there is value in maintaining the NYSE listing; the belief that maintaining the U.S. listing supports the Board’s goal of closing the gap between the Company’s current trading price and intrinsic value; that shareholders will be asked to pass a special resolution at the Annual General Meeting in connection with the share consolidation; that the Board of Directors will retain the discretion to revoke the share consolidation resolution and elect not to proceed with the filing of the articles of amendment and the implementation of the share consolidation; and that the Company will disseminate its Management Information Circular later this Spring; and that the Company’s shares will continue to trade on the NYSE during this time and until after the consolidation proposal has been addressed at the Annual General Meeting.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; the impact of the Albert Government curtailment; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com